Exhibit 2.3
STOCK PURCHASE AGREEMENT
     THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made as of December 31, 2008, by and among lntelius Inc., a Delaware corporation (the “Buyer”), and the Persons identified as “Stockholders” on the signature pages attached hereto (collectively, the “Stockholders” and each a “Stockholder”).
     WHEREAS, the Stockholders collectively own all of the issued and outstanding capital stock of Zaba, Inc., a Delaware corporation (the “Company”), which as of the date hereof consists of 290,155 shares of Common Stock, $.001 par value (the “Shares”).
     WHEREAS, upon the terms and subject to the conditions set forth herein, the Buyer desires to acquire from the Stockholders, and such Stockholders desire to sell to the Buyer, all of the Shares as of the Closing.
     NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE 1
DEFINITIONS
Section 1.01 Definitions
     The following terms, as used herein, have the following meanings:
     “Affiliate” means (except as otherwise specifically defined herein), as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
     “Allocation Percentage” means, with respect to each Stockholder, the product of (i) the per share portion and (ii) the number of shares of Common Stock held by such Stockholder before giving effect to the transactions contemplated hereby.

     “Cash” means cash and currently realizable current assets including without limitation all cash equivalents and marketable securities.
     “Cash Amount” means the balance of all Cash held by the Company or any Subsidiary as of the close of business on the Closing Date before giving effect to the transactions contemplated hereby.
     “Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, and any reference to any particular Code section shall be interpreted to include any revision of or successor to that section regardless of how numbered or classified.
     “Company Intellectual Property” means the Company Scheduled Intellectual Property and all other Intellectual Property owned by the Company.
     “Delaware Code” means the General Corporation Law of the state of Delaware.
     “Employee Benefit Plan” means each retirement, welfare, severance, incentive or bonus, deferred compensation, profit sharing, vacation or paid-time-off, stock purchase, stock option or equity incentive plan, program, policy, agreement or arrangement, and any other employee benefit plan, program, policy, agreement or arrangement that is maintained or contributed to by the Company or any Subsidiary or with respect to which the Company’ or any Subsidiary has or could reasonably be expected to have any liability.
     “Escrow Agent” means Wells Fargo Bank, as escrow agent, or any successor escrow agent appointed.
     “Escrow Amount” means $1,000,000.
     “GAAP” means United States generally accepted accounting principles, consistently applied.
     “Indebtedness” means, with respect to any Person at any date, without duplication, all liabilities, obligations and commitments of such Person, including without limitation (a) under capitalized leases, (b) for any borrowed money (including specifically any outstanding loans to Lloyd I. Miller), (c) for the deferred purchase price of property or services, (d) for unpaid fees of any kind owed to any Person, (e) for wages and payroll taxes payable, (f) for accounts and credit cards payable and other current liabilities, (g) under employee benefit arrangements, employment agreements, deferred compensation or other similar arrangements which come due as a result of the transactions contemplated hereby, including any change of control, stay or transaction bonuses, (h) any Tax liabilities, (i) certain possible incremental corporate Tax liabilities estimated to be

$1,300,000 (j) the portion of Notes Receivable from Nicholas J. Matzorkis and Robert Zakari repayable to other Stockholders estimated to be approximately $274,000 (k) guaranties of any of the foregoing, and (j) all accrued interest, prepayment premiums or penalties and fees on the foregoing which would be payable if such obligations were paid in full as of such date.
     “Indebtedness Payoff Amount” means the amount required to repay all outstanding Indebtedness of the Company as of the Closing Date before giving effect to the transactions contemplated hereby.
     “Indemnity Allocation Percentage” means, with respect to each Stockholder, the product of (i) the per share portion and (ii) the number of shares of Common Stock held by such Stockholder before giving effect to the transactions contemplated hereby.
     “Intellectual Property” means all of the following in any jurisdiction throughout the world: (i) patents, patent applications and patent disclosures; (ii) trademarks, service marks, trade dress, trade names, corporate names, logos, slogans and Internet domain names, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works; (iv) registrations and applications for registrations of the foregoing; (v) trade secrets, confidential information, know-how and inventions; and (vi) other intellectual property.
     “Knowledge” when used in the phrase “to the Knowledge of the Company” or similar phrases means, and shall be limited to what the following individuals knew or would have known after due inquiry: Nicholas J. Matzorkis, Robert Zakari and Lloyd I. Miller.
     “Material Adverse Effect” means any event, change, circumstance or effect that individually or in the aggregate has had or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company , taken as a whole, except for any such effects resulting from (a) the transactions contemplated by this Agreement or the announcement thereof, (b) changes in general economic or political conditions or the securities markets in general, (c) changes, after the date of this Agreement, in conditions generally applicable to businesses in the same industries of the Company including (i) changes in Laws generally applicable to such businesses or industry and (ii) changes in applicable Law or in GAAP or its application, or (d) national or international hostilities, acts of terror, or acts of war, provided that in the case of the foregoing clauses (a) - (d), except to the extent such event, change, circumstance or effect disproportionately impacts the Company taken as a whole relative to other companies in the industries in which the Company operates.
     “Permitted Liens” means any (i) Liens in respect of Taxes not yet due and payable; (ii) mechanics’, carriers’, workmen’s, repairmen’s, statutorily imposed or other like Liens arising or incurred in the ordinary course of business; (iii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties that are contracts entered into in connection with the Company; (iv) limitations on the rights of the Company under any Contract or real property lease that are expressly set forth in such contract or lease; (v) survey exceptions, imperfections of title, Liens or other title matters affecting any tangible asset owned by the Company that would not, individually or in the aggregate have a Material Adverse Effect; and (vi) with respect to the leased real property, zoning, building codes and other land use laws regulating the use or occupancy of such leased real property or the activities conducted thereon that are imposed by any governmental authority having jurisdiction over such leased real property that are not violated by the operation of the business of the Company.
     “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.
     “Reference Balance Sheet” means the unaudited balance sheet of the Company as of November 30, 2008.
     “Subsidiary” means any entity, the securities or other ownership interests of which having ordinary voting power to elect a majority of the board of directors, or other persons performing similar functions, are directly or indirectly owned by the Company.
     “Tax” means any federal, state, local or foreign income, gross receipts, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, ad valorem/personal property, stamp, excise, occupation, sales, use, transfer, customs duties, capital gain, severance, windfall profits, license, payroll, value added, alternative minimum, estimated or other tax, assessment, duty, fee, levy or other governmental charge (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including any interest, penalty or addition thereto.
     “Tax Returns” means any return, report, claim for refund, declaration of estimated Tax, information return or other document (including elections, waivers, extensions, declarations, disclosures, estimates, schedules or any related or supporting information) filed or required to be filed with any Governmental Authority or other authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

ARTICLE 2
PURCHASE AND SALE
Section 2.01 Estimated Purchase Price. On or before the fifth (5th) business day preceding the Closing Date, Buyer shall in good faith estimate, on a reasonable basis using then available financial information, the Cash Amount (such estimate is referred to as the “Estimated Cash Amount”) and the Indebtedness Payoff Amount (such estimate is referred to as the “Estimated Indebtedness Amount”), The “Estimated Purchase Price” means the net amount equal to the sum of the following: (A) $15,000,000 (the “Transaction Value”), (B) plus the Estimated Cash Amount, (C) less the Estimated Indebtedness Payoff Amount, (D) less the Escrow Amount.
Section 2.02 Purchase and Sale of the Shares. As of the Closing, upon the terms and subject to the conditions set forth in this Agreement, each Stockholder shall sell, assign, transfer and convey to the Buyer, and the Buyer shall purchase and acquire from each such Stockholder, all of the Shares held by such Stockholder. The purchase price to be paid for the Shares held by such Stockholder shall consist of a payment at the Closing, by wire transfer of immediately available funds to the account designated by such Stockholder, of an amount of cash equal to the Estimated Purchase Price multiplied by such Stockholder’s Allocation Percentage. In addition, each Stockholder shall be entitled to receive any Indebtedness owed by the Company to them. Finally, each Stockholder shall be entitled to receive the aggregate distributions, if any, to the Stockholders pursuant to and in accordance with the Escrow Agreement multiplied by such Stockholder’s Allocation Percentage.
Section 2.03 The Closing.
     (a) The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Buyer, at 2:30 p.m. on the fifth (5th) business day following full satisfaction or due waiver of all of the closing conditions set forth in Article 7 (other than those to be satisfied at the Closing) or on such other date as is mutually agreeable to the Buyer and a majority of the Stockholders. The date of the Closing is referred to herein as the “Closing Date.”
     (b) Upon the terms and subject to the conditions set forth in this Agreement, the parties hereto shall consummate the following transactions as of the Closing:
     (i) each Stockholder shall deliver to the Buyer all of the stock certificates representing the Shares held by such Stockholder duly endorsed for transfer or accompanied by duly executed stock powers or other form of assignment and transfer;

     (ii) the Buyer shall deliver to each Stockholder, by wire transfer of immediately available funds to the account designated by such Stockholder, cash-in-an-amount-equal to the Estimated Purchase Price multiplied by such Stockholder’s Allocation Percentage;
     (iii) the Buyer shall deposit, for the benefit of the Stockholders, the Escrow Amount, which will be available to satisfy any amounts owed to the Buyer pursuant to Section 2.04 and Section 9.02(a), in an escrow account (the “Escrow Account”) established pursuant to the terms and conditions of an escrow agreement (the “Escrow Agreement”), by and among the Escrow Agent, the Buyer and the Stockholders substantially in the form of Exhibit A hereto.
     (iv) the Buyer shall pay on behalf of itself or the Company, or cause the Company to repay, all Indebtedness of the Company set forth on Schedule 2.03(b)(iv) in accordance with the terms thereof;
     (v) the Stockholders shall deliver to the Buyer copies of the charter and bylaws of the Company, certified by an officer of the Company;
     (vi) the Stockholders shall deliver to the Buyer copies of resolutions of the Company’s board of directors, certified by an officer of the Company, authorizing the agreements contemplated hereby;
     (vii) the Stockholders shall deliver to the Buyer certificates of good standing with respect to the Company issued by such entity’s jurisdiction of organization;
     (viii) the Stockholders shall deliver to the Buyer copies of signed resignations (to be effective upon the Closing) from each officer and director of the Company; and
     (ix) the Buyer and the Stockholders shall make such other deliveries as are required hereby.
Section 2.04 Post-Closing Adjustment.
     (a) Post-Closing Determination. Within 180 days after the Closing Date, the Buyer shall prepare, and deliver to the Stockholders, (i) the Buyer’s determinations of the Cash Amount and the Indebtedness Payoff Amount, and (ii) the Buyer’s calculation of the Actual Purchase Price (collectively, the “Draft Computation”). The Draft Computation shall be prepared and the Cash Amount and the Indebtedness Payoff Amount shall be determined on a basis using the same accounting methods, policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in preparation of the Buyer’s consolidated balance sheet as of the fiscal year ended December 31, 2007 or, to the extent applicable, in accordance with any changes to such accounting methods, policies, principles, practices and procedures which are documented in the Buyer’s books and records prior to the Closing, and shall not include any changes in assets or liabilities as a result of purchase or other changes arising from or resulting as a consequence of the transactions contemplated hereby. The Buyer and its auditors will make available to the Stockholders all records and work papers used in preparing the Draft Computation, and its employees and advisors, provided that such access shall be upon reasonable notice and at reasonable times so as not to interfere unduly with the business of the Buyer. If any of the Stockholders disagrees with any aspect of the Draft Computation, such Stockholder may, on behalf of all Stockholders and within 60 days after receipt of the Draft Computation, deliver a notice (an “Objection Notice”) to the Buyer setting forth the Stockholders’ determination of the Cash Amount and the Indebtedness Payoff Amount and the Stockholders’ calculation of the Actual Purchase Price, and identifying the specific items and amounts of disagreement. The Stockholders will upon request make available to the Buyer and its auditors reasonable access to all records and work papers used in preparing the Objection Notice, and to its advisors, provided that such access shall be upon reasonable notice and at reasonable times. If none of the Stockholders delivers an Objection Notice to the Buyer within 60 days after receipt of the Draft Computation, then the parties hereto will be deemed to have agreed to the Draft Computation and the components of such Draft Computation shall be deemed to be finally determined as set forth therein. The Buyer and the Stockholders shall use reasonable efforts to resolve any disagreements as to the Draft Computation and the Objection Notice, but if they do not obtain a final resolution within 60 days after the Buyer has received the Objection Notice, the Buyer and the Stockholders shall jointly retain Moss Adams LLP (the “Firm”) to resolve any remaining disagreements. The Buyer and the Stockholders shall direct the Firm to render a determination within 30 days after its retention and the Buyer, the Stockholders and their respective agents shall cooperate with the Firm during its engagement. The Firm may consider only those items and amounts in the Draft Computation or Objection Notice which the Buyer and the Stockholders are unable to resolve. In resolving any disputed item, the Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Firm’s determination shall be based solely on written submissions by the Buyer and jointly by the Stockholders (i.e., not on independent review) and on the definitions included herein. The determination of the Firm shall be conclusive and binding upon the Buyer and the Stockholders. Until the Firm makes its determination, the costs and expenses of the Firm shall be borne equally by the Buyer, on the one hand, and the Stockholders (in accordance with their respective Indemnity Allocation Percentages), on the other hand; provided that, when the Firm makes its determination, any costs and expenses (including costs and expenses previously advanced) of the Firm that are allocable to the party whose determination of the Actual Purchase Price was closest to the Firm’s determination of the same shall be paid by the other party.
     The “Actual Purchase Price” means an amount equal to (A) the Transaction Value, (B) plus the Cash Amount, (C) less the Indebtedness Payoff Amount, (D) less the Escrow Amount, in each case as finally determined pursuant to this section.
     (b) Post-Closing Adjustment.
     (i) Payment by the Buyer, If the Actual Purchase Price is greater than the Estimated Purchase Price, within five (5) business days after the final determination of the Actual Purchase Price the Buyer shall pay to each Stockholder in accordance with their respective Allocation Percentages, by wire transfer or delivery of other immediately available funds, an amount equal to such difference plus simple interest thereon at a rate of twelve percent (12%) per annum from the Closing Date to the date of payment (the “Adjusted Excess Amount”).
     (ii) Payment by the Stockholders. If the Actual Purchase Price is less than the Estimated Purchase Price, then within five (5) business days after the final determination thereof, the Stockholders, pro rata on a several basis based on their relative Indemnity Allocation Percentages, shall pay to the Buyer an amount equal to such difference plus simple interest thereon at a rate of twelve percent (12%) per annum from the Closing Date to the date of payment.
     (iii) Dispute. If, pursuant to this section, there is a dispute as to the final determination of the Actual Purchase Price, the Buyer shall promptly pay to the Stockholders, on the one hand, and the Stockholders (pro rata in accordance with their respective Allocation Percentages) shall pay to the Buyer, on the other hand, as appropriate, such amounts as are not in dispute, together with interest thereon from the Closing Date to the date of payment at an interest rate equal to twelve percent (12%) per annum, pending final determination of such dispute pursuant to this section.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS
     Each Stockholder represents and warrants to the Buyer, as of the date hereof and as of the Closing, that each statement contained in this Article 3 is correct and complete, except as set forth in the Schedules accompanying this Agreement as of the date hereof (each a “Schedule” and, collectively, the “Schedules”). Capitalized terms used in the Schedules and not otherwise defined therein shall have the meanings ascribed to such terms in this Agreement.

Section 3.01 Organization and Qualification. Except as set forth on Schedule 3.01, each of the Stockholders is a U.S. citizen, and the Company is a corporation duly incorporated, validly existing and in good standing under the Delaware Code. The Company has full corporate power and authority to own or lease its properties and to conduct its businesses in the manner and in the places where such properties are owned or leased and where such businesses are currently conducted. The copies of the Company’s certificate of incorporation and bylaws, each as amended to date and each heretofore made available to the Buyer and/or its agents, are complete and correct, and no amendments thereto are pending. Except as set forth on Schedule 3.01, the copies of the Company’s minute books containing the records of meetings of the stockholders, board of directors, the stock certificate books, the stock record books and similar organizational records of the Company, in the form made available to the Buyer and/or its agents, are complete and correct in all material respects. The Company is duly licensed and qualified to do business and in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification to do business necessary.
Section 3.02 Subsidiaries. The Company has no direct or indirect Subsidiaries. Except as set forth on Schedule 3.02 hereto, the Company does not own, or hold the right to acquire, any securities, partnership interest, joint venture interest or other security or interest in any other Person.
Section 3.03 Capitalization.
     (a) The total authorized capital stock of the Company consists of 1,000,000 shares of Common Stock, 290,155 of which are issued and outstanding, and 250,000 shares of preferred stock, none of which are outstanding, as of the date hereof. All of the issued and outstanding shares of Common Stock are duly and validly issued and outstanding, and are fully paid and non-assessable. On the date hereof, all of the issued and outstanding shares of Common Stock are held of record by the Stockholders as set forth on Schedule 3.03 hereto, free and clear of all pledges, Liens, encumbrances or other claims or charges, except pledges, Liens, encumbrances or other claims or charges that will be released at the Closing. Except as set forth on Schedule 3.03, there are no authorized or outstanding subscriptions, options, warrants, commitments, preemptive rights, subscription rights, exchange rights, agreements, arrangements, commitments or obligations (contingent or otherwise) of any kind for or relating to the repurchase, acquisition, issuance, sale, registration or voting of, or outstanding securities convertible into or exchangeable for, any shares of capital stock of any class or other equity interests of the Company.

Section 3.04 Authority and Noncontravention.
     (a) The Company has full right, power and authority to enter into each agreement, document and instrument to be executed and delivered by it pursuant to or as contemplated by this Agreement (the “Other Documents”) and to carry out the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Other Document and the performance of the Company’s obligations hereunder and thereunder have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company and no other stockholder votes are necessary to authorize each Other Document and the transactions contemplated hereby. This Agreement and each Other Document constitutes, or will when executed and delivered constitute, a valid and binding obligation of the Company, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).
     (b) The execution and delivery by the Company of each Other Document and the performance of the Company’s obligations hereunder and thereunder:
     (i) do not and will not violate any provision of the certificate of incorporation or bylaws or other equivalent governing document of the Company;
     (ii) do not and will not violate any laws of the United States, or any state or other jurisdiction applicable to the Company, or require the Company to obtain any approval, consent or waiver of, or make any filing with, or provide notice to, any Person (governmental or otherwise) that has not been obtained or made; and
     (iii) do not and will not result in a breach of, constitute a default under, accelerate any obligation under, or give rise to a right of termination, acceleration, modification, cancellation of, or require any notice, consent, authorization, approval or exemption under any indenture, loan or credit agreement, or any other material agreement, contract, understanding, commitment, instrument, mortgage, deed of trust, lien, lease, permit, authorization, order, writ, judgment, injunction, decree, determination or arbitration award, whether written or oral, to which the Company is a party or by which the property of the Company is bound (or result in the imposition of any Liens upon any of its assets), except as otherwise set forth on Schedule 3.04(b)(iii) hereto.
     (c) The execution, delivery and performance by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby:
     (i) do not and will not (i) violate any material law, rule, regulations, judgment, injunction, order or decree applicable to the transactions contemplated hereby or (ii) require any material consent, notice, authorization, approval or exemption or other material action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of such Stockholder under any provisions of any material agreement or other material instrument binding upon such Stockholder;
     (ii) requires no material action by or in respect of, or material filing with, any governmental body, agency or official; and
     (iii) constitutes a valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect affecting the enforcement of creditors’ rights generally.
Section 3.05 Compliance with Laws. Except as set forth on Schedule 3.05 hereto, the Company is in material compliance with all applicable laws, judgments, decrees, injunctions, statutes, ordinances, orders, rules and regulations (“Laws”) promulgated by any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, any arbitral tribunal or any other public authority, whether foreign, transnational, federal, state, municipal, local or other governmental authority (a “Governmental Authority”) which are necessary for the operation of the business of the Company as presently conducted. Except as set forth on Schedule 3.05 hereto, the Company has not received any notice or other communication from any Governmental Authority regarding any actual, alleged, possible, or potential violation of, or failure to comply materially with any Law by the Company. Neither the Company, nor to the Knowledge of the Company, any of its directors, officers, employees or agents has, with respect to the businesses of the Company, (a) used any funds for any unlawful contribution, endorsement, gift, entertainment or other unlawful expense relating to political activity, (b) made any direct or indirect unlawful payment to any foreign or domestic official or employee of a Governmental Authority, (c) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (d) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any Person or entity.
Section 3.06 Advisory and Other Fees. The Company has not incurred nor shall become liable for any advisory fee, broker’s commission or finder’s fee relating to or in connection with the transactions contemplated by this Agreement.

Section 3.07 Taxes. Except as set forth on Schedule 3.07 hereto:
(a) (i) The Company has complied in all material respects with all Laws related to Taxes. All income Tax Returns of or with respect to the Company required by Law to be filed have been timely filed and all other Tax Returns of or with respect to the Company required by applicable federal, foreign, state, local or other Law to be filed have been filed and all such Tax Returns were true, correct and complete in all material respects;
     (ii) The Company has timely paid or caused to be paid as of the date hereof all Taxes (whether or not shown as due on the Tax Returns referred to in Section 3.07(a)(i));
     (iii) There has not been any audit of any Tax Return filed by or with respect to the Company for which the applicable statute of limitations has not expired, no audit of any such Tax Return of or including the Company is in progress, and the Company has not been notified by any taxing authority that any audit is contemplated or pending. No claim has been made by any Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction; and
     (iv) The Company has provided to the Buyer (A) true, correct and complete copies of all Tax Returns relating to income Taxes and other material Tax Returns filed by the Company since inception and (B) true, correct, and complete copies of all notices of deficiencies, notices of proposed adjustments, notices of assessments, revenue agent reports, closing agreements, settlement agreements, information document requests, protests, and any other similar document, notice, or correspondence, in each such case, that the Company (or representative thereof) has received from, sent to, or entered with the Internal Revenue Service or other Governmental Authority since inception or that relates to any Taxes or Tax Return which is not closed by the applicable statute of limitations.
     (b) The Company is not a party to, is not bound by and has no obligation under, any agreement relating to allocating or sharing the payment of, or liability for, Taxes or has any liability for Taxes of any Person as a transferee or successor, by contract or otherwise.
     (c) No closing agreement pursuant to Section 7121 of the Code or any similar provision of any state, local or foreign law has been entered into by or with respect to the Company. The Company has not agreed to, nor is required to, make any adjustment for any period after the Closing Date pursuant to Section 481(a) of the Code by reason of any change in any accounting method, there is no application pending with any taxing authority requesting permission for any such change in any accounting method of the Company and the Internal Revenue Service has not proposed in writing any such adjustment or change in accounting method. The Company does not have any private letter ruling, technical advice or other similar requests presently pending with any Governmental Authority.
     (d) The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency and no power of attorney granted by the Company with respect to any Taxes is currently in force.
     (e) The Company has (i) withheld and paid over to the relevant Governmental Authority all Taxes required to have been withheld and paid in connection with payments to employees, independent contractors, creditors, stockholders or other third parties, including any Taxes denominated as “employer contributions” or “premiums,” and (ii) filed all federal, state, local and foreign returns and reports with respect to employee income Tax withholding, social security Taxes and premiums, and unemployment Taxes and premiums, all in compliance with the Code (and other applicable federal, state, local or foreign laws relating to Taxes) as in effect for the applicable year.
     (f) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any (i) intercompany transaction or any excess loss account described in Treasury Regulations under Code § 1502 (or any corresponding or similar provision of state, local, or foreign Tax law); (ii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iii) prepaid amount received on or prior to the Closing Date.
     (g) The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code § 355 or Code § 361.
     (h) Except as set forth in Schedule 3.07(h), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereunder, either by themselves or in connection with any other event, will entitle any employee, officer, or director of the Company to any payment that could individually or in combination with any other such payment constitute an “excess parachute payment” as defined in Code § 280G(b)(1) of the Code (or any corresponding or similar provision of state, local, or foreign Tax law).
     (i) There are no Liens for Taxes on any assets of the Company , other than Liens for Taxes not yet due and payable.

     (j) The Company is not, nor has ever been, a “United States real property holding corporation” within the meaning of Code section 897(c).
     (k) Based on the Internal Revenue Code, Treasury Regulations and other applicable guidance as of the Closing Date, and taking into account the transition period rules and other mitigation provisions contained therein, none of the Company’s “nonqualified deferred compensation plans” within the meaning of Code section 409A is likely to result in a participant’s incurring income acceleration or penalties under Code section 409A. The Company does not have any indemnity obligation for any Taxes imposed under Code section 409A.
     (l) No asset of the Company is tax-exempt use property under Code section 168(h). No portion of the cost of any asset of the Company has been financed directly or indirectly from the proceeds of any tax-exempt state or local government obligation described in Code section 103(a). None of the assets of the Company is property that the Company is required to treat as being owned by any other person pursuant to the safe harbor lease provision of former Code section 168(f)(8).
     (m) The Company has not engaged in any “listed transaction” or “reportable transaction” within the meaning of Section 6707A of the Code or Treasury Regulations promulgated thereunder or pursuant to notices or other guidance published by the Internal Revenue Service (irrespective of the effective dates).
Section 3.08 Litigation. Schedule 3.08 hereto sets forth each action, suit, claim, complaint, charge, grievance, arbitration, investigation, formal or informal inquiry or other proceeding related in any way to the Company (whether or not brought, settled, terminated, pending, threatened or otherwise) since its inception.
Section 3.09 Financial Statements.
     (a) The Company has delivered to the Buyer the following financial statements, attached as Schedule 3.09 hereto: unaudited balance sheets of the Company as of December 31, 2005, 2006 and 2007 and unaudited statements of operations, shareholder’s equity, and cash flows for the fiscal years then ended, and an unaudited balance sheet of the Company as of November 30, 2008 (the “Latest Balance Sheet”), the related statements of operations and cash flows for the eleven months then ended, and a cash receipts and disbursements record since inception (collectively, the “Financial Statements”).
     (b) Except as set forth on Schedule 3.09, the Financial Statements have been prepared in accordance with GAAP applied consistently during the periods covered thereby, and present fairly in all material respects the financial condition of the Company at the dates of such statements and the results of its operations and cash flows for the periods covered thereby, except that they do not contain the materials and disclosures to be found in notes to financial statements prepared in accordance with GAAP.
     (c) Except as set forth on Schedule 3.09 hereto, the Company does not have any liabilities of any nature (whether accrued, absolute, contingent, direct, indirect, known, unknown, or otherwise, whether due or to become due and regardless of when or by whom asserted), except for the Indebtedness reflected or reserved against on the Latest Balance Sheet, Indebtedness incurred in the ordinary course or Indebtedness incurred in connection with the transactions contemplated hereby.
Section 3.10 Transactions with Affiliates. Except as set forth on Schedule 3.10 hereto and except to the extent reflected in the Financial Statements, there have been no material transactions, contracts, understandings or agreements of any kind between the Company and any Person (other than the Company) who is an Affiliate of the Company or any Subsidiary, or officer, director or stockholder, or any employee of the Company, or any individual related by marriage or adoption to any such individual or entity in which any such individual owns a material interest.
Section 3.11 Real Properties.
     (a) The Company does not own any real property.
     (b) Schedule 3.11(b) hereto sets forth each lease or other agreement under which the Company leases or has rights in any real property. True and complete copies of these leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) have been made available to the Buyer and/or its agents by the Company. Except as set forth on Schedule 3.11(b) hereto, the Company has a valid and subsisting leasehold interest in all the real property which is the subject of each of these leases, and the Company has not subleased, licensed or otherwise granted any Person the right to use or occupy such leased property or any portion thereof.
     (c) No material permit, license or certificate of occupancy pertaining to the leasing or operation of any leased property is required by any Governmental Authority which has not been obtained by the Company.
Section 3.12 Absence of Material Adverse Effect.
     Except as set forth on Schedule 3.12 hereto, since the date of the Latest Balance Sheet, there has not been any Material Adverse Effect.

Section 3.13 Absence of Certain Changes.
     Except as set forth on Schedule 3.13 hereto, or as contemplated by this Agreement, the Company and each Subsidiary have complied in all material respects with the covenants and restrictions set forth in Section 5.01 hereof to the same extent as if this Agreement had been executed on, and had been in effect since, the date of the Latest Balance Sheet.
Section 3.14 Tangible Personal Property.
     Except as set forth on Schedule 3.14 hereto, (a) the Company has good and marketable title to all of the items of tangible personal property and assets reflected on the Latest Balance Sheet, and (b) all such tangible personal property is owned free and clear of all liens, encumbrances, mortgages, pledges, options, licenses, contracts and security interests (collectively, “Liens”), except for (i) Liens identified on Schedule 3.14 hereto and (ii) Permitted Liens.
Section 3.15 Intellectual Property.
     (a) Schedule 3.15 hereto sets forth a complete and accurate list of all: (i) patents and patent applications, (ii) trademark and service mark registrations and applications for registration thereof, and Internet domain name registrations, (iii) registered copyrights and applications for registration of copyrights, and (iv) material software (including, without limitation, generic descriptions of firmware, libraries, middleware, and applications) that is embodied in any product or service of the Company, in each of the foregoing cases that are owned by the Company (collectively, “Company Scheduled Intellectual Property”).
     (b) Except as set forth on Schedule 3.15, the Company (i) owns and possesses all right, title and interest in and to all Company Scheduled Intellectual Property, free and clear of all Liens other than (1) Permitted Liens or (2) any applicable licenses set forth on Schedule 3.16, and (ii) owns and possesses all right, title and interest in and to or possesses valid and enforceable licenses to all (y) other Company Intellectual Property and (z) all other Intellectual Property used in the conduct of the business of the Company, free and clear of all Liens other than (1) Permitted Liens or (2) any applicable licenses set forth on Schedule 3.16.
     (c) Except as set forth on Schedule 3.15, (i) the Company has not received any notice of infringement or misappropriation of or conflict with any Intellectual Property of any third party (including, without limitation, any written demands or written unsolicited offers to license any Intellectual Property from any third party that reference a third party patent and a Company product or service); (ii) to the Knowledge of the Company, neither the conduct of its business nor any of the products sold or services provided by the Company in connection therewith infringes, misappropriates or otherwise conflicts with

Intellectual Property of any third party; (iii) to the Knowledge of the Company, no third party has infringed, misappropriated or otherwise conflicted with any Company Intellectual Property; and (iv) no claims are pending or to the Knowledge of the Company threatened against the Company by any third party regarding the use or ownership of any Company Intellectual Property, or challenging or questioning the validity or enforceability of any Company Intellectual Property, and there are no grounds for the same.
     (d) (i) No Company Intellectual Property has been abandoned or permitted to lapse, and (ii) the Company has used all commercially reasonable efforts to maintain and protect the Company Intellectual Property, in each case except as set forth on Schedule 3.15.
     (e) Except as set forth on Schedule 3.15, (i) the transactions contemplated by this Agreement will not have a Material Adverse Effect on the Company’s right, title or interest in and to the Company Intellectual Property, and (ii) all of such Company Intellectual Property shall be owned or available for use by the Company immediately after Closing on terms and conditions identical to those under which such Company Intellectual Property was owned or available for use by the Company immediately prior to the Closing.
     (f) Except as set forth on Schedule 3.15, (i) the Company has taken steps reasonable under the circumstances to protect and preserve the confidentiality of all trade secrets and material confidential information of the Company, and (ii) the Company has instituted policies requiring each employee, consultant and independent contractor (1) to execute proprietary information and confidentiality agreements, and (2) to execute agreements assigning to the Company any Intellectual Property arising out of such employee’s, consultant’s or independent contractor’s employment or engagement, in each case prior to or upon their employment or engagement.
     (g) The Internet domain names listed on Schedule 3.15 (the “Sites”) have generated the Internet traffic for the last 12 months as set forth on Schedule 3.15. Schedule 3.15 also includes a complete list of amounts (and payees to which) the Company has paid to any Person for expenses in any way related to advertising or promoting the Sites. The Company has never supported a “link farm” or “ad network” not disclosed on Schedule 3.15 to generate traffic to the Site, and is not aware of any other Internet sites that may be linking to the Sites pursuant to any other direct or indirect business or personal relationship, irrespective of whether a fee has been paid or is payable. The Stockholders have no reason to believe Site traffic will decrease in any material respect after the consummation of the transactions contemplated by this Agreement, assuming there is no change in either external factors affecting traffic or search engine optimization efforts.

Section 3.16 Contracts. Except for contracts, commitments, plans, agreements and licenses listed on Schedule 3.16 hereto (true and complete copies (including all amendments, exhibits, attachments, waivers or other changes thereto) of which have been made available to the Buyer and/or its agents) (the “Contracts”), the Company is not a party to or subject to, or any assets or properties of the Company are bound by:
     (a) any executory plan, contract, commitment or agreement providing for or relating to bonuses, stock, options, stock purchases, profit sharing, collective bargaining or the like or any contract or agreement with any labor union (other than the plans listed on Schedule 3.19) or containing any severance obligations or providing for the payment of cash or other compensation or benefits upon the sale of all or a portion of the assets of the Company or a change of control;
     (b) (i) any executory employment contracts or (ii) any executory consulting or independent contractor contract or any contract for services;
     (c) any executory contract or agreement for the purchase of any commodity, material or equipment;
     (d) any other executory contract or agreement which by its terms is not terminable by the Company at will and without payment of a penalty;
     (e) any contract containing covenants limiting the freedom of the Company to compete in any line of business or with any Person;
     (f) any partnership, joint venture or other similar contract or agreement;
     (g) any contract or agreement providing for the license of patents, trademarks, service marks, trade names or copyrights between the Company and any third party (other than licenses of commercially available, off-the-shelf software);
     (h) any settlement, conciliation or similar agreement, the performance of which involves payment after the execution date of this Agreement or monitoring by a Governmental Authority, consent decree or reporting responsibilities to a Governmental Authority;
     (i) any contract, agreement or arrangement under which the Company has advanced or loaned any amount to any of its directors, officers, managers or employees;
     (j) any contract, agreement or arrangement for capital expenditures or the acquisition or construction of fixed assets;

     (k) any contract, agreement or arrangement that would constitute Indebtedness of the Company
     (l) any contract, agreement or arrangement granting any Person a Lien on all or any material part of the assets of the Company, other than Liens which will be released at the Closing;
     (m) any contract, agreement or arrangement under which the Company is (i) a lessee or sublessee of any machinery, equipment, vehicle or other tangible personal property, or (ii) a lessor of any tangible personal property owned by the Company;
     (n) any contract, agreement or arrangement containing releases, covenants, warranties or indemnities concerning environmental conditions of any real property; or
     (o) other than the contracts, agreements or arrangements of the type covered by Sections 3.16(a) through 3.16(n), any other contracts or agreements creating any obligation of the Company of more than $5,000 annually with respect to any such contract, agreement or arrangement.
     All Contracts are valid and in full force and effect and constitute legal, valid and binding obligations of the Company and, to the Knowledge of the Company, the other parties thereto, and are enforceable against the Company in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). The Company is in default in complying with any material provisions thereof, nor has the Company received notice of any such default, and no condition or event or facts exist which, with notice, lapse of time or both, would constitute a default thereof on the part of the Company.
Section 3.17 Insurance. The Company has made available to the Buyer true, correct and complete copies of all policies of insurance, including without limitation fidelity bonds, general liability policies, product liability, comprehensive general liability and umbrella insurance policies, maintained as of the date hereof by the Company (the “Insurance Policies”), together with descriptions of “self insurance” programs, if any. All such Insurance Policies are in full force and effect, and all premiums due under such Insurance Policies have been paid, and the Company is not nor has been in default with respect to its payment obligations under any such Insurance Policies.

Section 3.18 Permits. Except as set forth on Schedule 3.18 hereto, (i) the Company has obtained and currently holds and is in compliance with all terms and conditions of all permits, registrations, licenses, franchises, certifications, approvals, exemptions and other approvals (collectively, the “Approvals”) from Governmental Authorities necessary for the conduct of its business as presently conducted, (ii) all such Approvals are valid and in full force and effect, and (iii) none of such Approvals is subject to termination by its terms as a result of the execution of this Agreement by the Company or by the consummation of the transactions contemplated by this Agreement.
Section 3.19 Employee Benefit Plans. All Employee Benefit Plans are listed on Schedule 3.19 hereto. With respect to each Employee Benefit Plan, a true and complete copy of each of the following documents has been provided or made available to the Buyer and/or its agents, if applicable: (i) the current plan document and all amendments thereto (or descriptions thereof for any unwritten Employee Benefit Plan), (ii) each trust, insurance contract or other funding arrangement, (iii) each summary plan description and any summary of material modifications thereto (or other descriptions or summaries that have been distributed to participants and beneficiaries for any Employee Benefit Plan not subject to ERISA), (iv) the most recently filed annual report on the Form 5500 with all attachments thereto, (v) the most recently received IRS determination letter or opinion letter, and (vi) all current contracts and agreements with service providers. Except as set forth on Schedule 3.19 hereto:
     (a) all Employee Benefit Plans have been maintained, funded and administered in compliance in all material respects with their terms and all applicable Laws, including without limitation, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code;
     (b) each Employee Benefit Plan, the Company, each employee of the Company and each trustee, administrator or other fiduciary of an Employee Benefit Plan has not engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject any Employee Benefit Plan, the Company, any such trustee or administrator thereof, or any other party dealing with any Employee Benefit Plan to liability or to a tax or penalty on prohibited transactions imposed by Section 4975 of the Code;
     (c) no Employee Benefit Plan is a defined benefit pension plan (as defined in Section 3(35) of ERISA) or has been subject to the minimum funding requirements of Section 412 of the Code or to Title IV of ERISA. The Company and each other trade or business, whether or not incorporated, that together with the Company would be treated as a single employer under Section 414 of the Code (an “ERISA Affiliate”), do not maintain, sponsor or have liability with respect to any “pension plan” (as defined in Section 3(2) of ERISA) that is, or has been, subject to Title IV of ERISA or Section 412 of the Code.
     (d) the Company and each ERISA Affiliate have no obligation to contribute to, and have no liability with respect to, any “multiemployer plan” within the meaning of Section 3(37) of ERISA;
     (e) each Employee Benefit Plan intended to qualify under Section 401 of the Code has received a favorable determination letter from the Internal Revenue Service or is entitled to rely on a prototype opinion letter that such Employee Benefit Plan is a “qualified plan” under Section 401(a) of the Code, the related trusts are exempt from tax under Section 501(a) of the Code, and no facts or circumstances exist that would be reasonably likely to jeopardize the qualification of such Employee Benefit Plan;
     (f) with respect to the Employee Benefit Plans, all required contributions, premiums or payments required to have been made or paid have been timely made or properly accrued on the Company’s financial statements;
     (g) the Company has no liability under any Employee Benefit Plan, or otherwise, to provide medical or death benefits with respect to current or former employees of the Company beyond their termination of employment (other than coverage mandated by law), and there are no reserve assets, surplus or prepaid premiums under any such Employee Benefit Plan;
     (h) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (i) result in any payment of severance or other compensation to any current or former employee of the Company, or (ii) increase the amount of any compensation or benefits, or accelerate the time of payment or vesting of benefits, under any Employee Benefit Plan or otherwise with respect to any employee of the Company; and
     (i) there are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted involving any Employee Benefit Plan. No Employee Benefit Plan is under audit or investigation by the IRS, the U.S. Department of Labor or other Governmental Authority.
Section 3.20 Employees; Labor Matters. No employee of the Company is covered by a collective bargaining agreement or represented by a labor union, nor is there any collective bargaining agreement currently being negotiated by the Company. There have not been any labor disputes with any union with respect to the employees of the Company. There have not been any union organizational efforts or representation activities with respect to the employees of the Company. The Company has not experienced any work stoppage or slow down.

Section 3.21 Environmental Matters. Except as set forth on Schedule 3.21 hereto, since inception, the Company has obtained and possesses all material permits, licenses and other material authorizations required under federal, state and local Laws and regulations concerning worker safety and health or pollution or protection of the environment, in each case as enacted and in effect during the period of the Company’s operations, including all such laws and regulations relating to the emission, discharge, release or threatened release of any petroleum, pollutants, environmental contaminants or hazardous or toxic materials, noise, odors, substances or wastes into air, surface water, groundwater or lands (“Environmental Requirements”). Except as set forth on Schedule 3.21 hereto, the Company is and has always been, in material compliance with all terms and conditions of such permits, licenses and authorizations and is, and has always been, in material compliance with all other Environmental Requirements. Except as set forth on Schedule 3.21 hereto, the Company has not received any written notice from any Governmental Authority or other third party asserting or alleging that the Company has failed in any respect to comply with any Environmental Requirements, or that the Company is liable in any material respect for any material injury or material damages to any Person or property because of the release or threatened release of any petroleum, pollutants, environmental contaminants, hazardous or toxic materials, substances or wastes. Except as set forth on Schedule 3.21, the Company has not treated, stored, handled, disposed of or released or exposed any person to any hazardous substance, or owned or to its Knowledge operated any property or facility contaminated by a hazardous substance, so as to give rise to any liabilities or obligations for fines, penalties, damages, or remedial or cleanup obligations under any Environmental Requirements, including without limitation any obligations to conduct or fund remedial or other response action. The Company has made available to the Buyer all material environmental audits and reports that are in the Company’s possession and that relate to the Company’s past or current properties, facilities or operations, which audits and reports are listed on Schedule 3.21 hereto.
Section 3.22 Employee Relations.
     (a) The Company is not delinquent in any material payments to any of its employees for any wages, salaries, commissions, bonuses, severance, termination pay or other compensation for any services performed for it to the date hereof or amounts required to be reimbursed to such employees.
     (b) Except as set forth on Schedule 3.22(b), (i) there is not pending or to the Company’s Knowledge threatened any discrimination, harassment, safety, health, wrongful termination or wage and hour proceedings, or other claims, charges or complaints against or involving the Company or any Subsidiary before the National Labor Relations Board, the Occupational Safety & Health Administration (OSHA), the Department of Labor (DOL), the Equal Employment Opportunity Commission (EEOC), or any other governmental entity or arbitration proceeding and there are no facts or circumstances that would support such a claim and (ii) there have been no actions, suits, proceedings, grievances, complaints or charges filed against the Company by any employees, former employees or prospective employees of the Company under any dispute resolution procedure (including, but not limited to, any proceedings under any dispute resolution procedure under any collective bargaining agreement).
     (c) The Company has made all payments and withholdings of employment-related taxes and other employment-related sums as required by appropriate Governmental Authorities and has withheld and paid to the appropriate Governmental Authorities, or is holding for payment not yet due to such authorities, all amounts required to be withheld from employees of the Company and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply in all respects with any Laws relating to the foregoing.
     (d) All obligations of the Company relating to its employees, whether arising by operation of law, by contract or past custom, for payments by the Company to trusts or other funds or to any governmental entity with respect to workers’ compensation, unemployment compensation, social security or any other benefits for such employees with respect to employment of such employees have been paid or accrued on the Company’s financial statements in accordance with GAAP. All obligations of the Company with respect to such employees, whether arising by operation of law, by contract, by past custom or otherwise, for salaries, vacation and holiday pay, sick pay, bonuses, other forms of compensation or other benefits payable to such employees in respect of the services rendered by any of them have been paid or accrued on the Company’s financial statements in accordance with GAAP.
     (e) To the Knowledge of the Company, no employee or independent contractor of the Company is a party to, or is otherwise bound by, any contract, including any confidentiality, noncompetition, or proprietary rights agreement, between such employee and any other Person that in any way adversely affects (i) the performance of his or her duties as an employee or independent contractor of the Company, or (ii) the ability of the Company to conduct its business. No employee or independent contractor has threatened to terminate his or her service with the Company as a result of the transactions contemplated hereby or otherwise.
     (f) The Company has made available to Buyer a true and complete list of the names and current salaries or compensation rates of all of the officers and other employees and independent contractors of the Company, and whether or not such Person is exempt or non-exempt.
     (g) The Company is not in violation of any provision of any law promulgated by any Governmental Authority regarding the terms and conditions of employment or other labor-related matters, including without limitation laws relating to discrimination, harassment, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees of the Company.
Section 3.23 Officers and Directors. Schedule 3.23 hereto sets forth the name and title of each officer and director of the Company as of the date hereof.
Section 3.24 Bank Accounts. The Company has made available to Buyer a list of each bank in which the Company has an account, safe deposit box or lock box as of the date hereof and the number of each such account or box and each authorized signatory as of the date hereof.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE BUYER
          The Buyer represents and warrants as of the date hereof and as of the Closing that each statement contained in this Article 4 is correct and complete:
Section 4.01 Existence and Power. The Buyer is a corporation duly incorporated, validly existing and in good standing under the Delaware Code. The Buyer has full corporate power and authority to own or lease its properties and to conduct its businesses in the manner and in the places where such properties are owned or leased and where such businesses are currently conducted and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.
Section 4.02 Organizational Authorization.
     (a) The Buyer has full right, power and authority to enter this Agreement and each Other Agreement to be executed and delivered by it and to carry out the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Other Document and the performance of the Buyer’s obligations hereunder and thereunder have been duly authorized by all necessary corporate action on the part of the Buyer and no other corporate proceedings on the part of the Buyer and no other stockholder votes are necessary to authorize each Other Document and the transactions contemplated hereby. This Agreement and each Other Document constitutes, or will when executed and delivered constitute, a valid and binding obligation of the Buyer, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).
     (b) The execution and delivery by the Buyer of each Other Document and the performance of the Buyer’s obligations hereunder and thereunder:

     (i) do not and will not violate any provision of the certificate of incorporation or bylaws or other equivalent governing document of the Buyer;
     (ii) do not and will not violate any laws of the United States, or any state or other jurisdiction applicable to the Buyer, or require the Buyer to obtain any approval, consent or waiver of, or make any filing with, or provide notice to, any Person (governmental or otherwise) that has not been obtained or made; and
     (iii) do not and will not result in a breach of, constitute a default under, accelerate any obligation under, or give rise to a right of termination, acceleration, modification, cancellation of, or require any notice, consent, authorization, approval or exemption under any indenture, loan or credit agreement, or any other material agreement, contract, understanding, commitment, instrument, mortgage, deed of trust, lien, lease, permit, authorization, order, writ, judgment, injunction, decree, determination or arbitration award, whether written or oral, to which the Buyer is a party or by which the property of the Buyer is bound (or result in the imposition of any Liens upon any of its assets).
Section 4.03 Governmental Authorization. The execution, delivery and performance by the Buyer of this Agreement and the consummation of the transactions contemplated hereby require no material action by or in respect of, or material filing with, any governmental body, agency or official.
Section 4.04 Noncontravention. The execution, delivery and performance by the Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation or bylaws of the Buyer, (ii) violate any applicable material Law, rule, regulation, judgment, injunction, order or decree or (iii) require any material consent, notice, authorization, approval or exemption or other material action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Buyer under any provisions of any material agreement or other material instrument binding upon the Buyer.
Section 4.05 Financing. The Buyer has, and at the Closing shall have, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to fulfill its obligations hereunder and to make payment of all amounts to be paid by it hereunder on and after the Closing Date.
Section 4.06 Purchase for Investment. The Buyer is purchasing the Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. The Buyer is an “accredited investor”

and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of such investment.
Section 4.07 Actions and Proceedings. There is no litigation, action, suit, proceeding, claim, arbitration or investigation pending or, to the knowledge of the Buyer, threatened in writing, against the Buyer or any of its respective Affiliates, and neither the Buyer nor any of its respective Affiliates is subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Authority that, in either case, would, individually or in the aggregate, (a) prevent or materially delay the consummation of the transactions contemplated by this Agreement or (b) otherwise prevent or materially delay performance by the Buyer of any of its material obligations under this Agreement.
Section 4.08 Finder’s Fees. There is no investment banker, broker, finder or other intermediary who has been retained by or is authorized to act on behalf of the Buyer who might be entitled to any fee or commission upon the consummation of the transactions contemplated by this Agreement.
Section 4.09 No Reliance. The Buyer acknowledges and agrees that the representations and warranties made by the Stockholders in this Agreement (as qualified by the Schedules) supersede, replace and nullify in every respect the data set forth in any other document, material or statement, whether written or oral, made available to the Buyer, and the Buyer shall be deemed to have not relied on any data contained in such other document, material or statement for any purpose whatsoever, including, without limitation, as a promise, projection, guaranty, representation, warranty or covenant. Nothing in this section shall limit a claim for fraud against the Person committing such fraud.
ARTICLE 5
COVENANTS OF THE STOCKHOLDERS
Section 5.01 Conduct of the Company. During the period from the date of this Agreement and continuing until the Closing, the Stockholders agree that, except (i) as expressly contemplated or permitted by this Agreement or the Schedules, (ii) as required by applicable law or regulation, (iii) as set forth on Schedule 5.01 hereto, or (iv) to the extent that the Buyer shall otherwise consent in writing:
     (a) the Company shall carry on its business in the usual, regular and ordinary course in all material respects, in substantially the same manner as heretofore conducted, and shall use reasonable efforts to preserve intact its present lines of business, maintain its rights, franchises, facilities and assets (including application of insurance proceeds and repair and replacement thereof consistent with historical practice), and preserve its relationships (contractual or otherwise)

with customers, suppliers and others having business dealings with it (including, without limitation, through ordinary course renewals, negotiations with and amendments to such relationships) to the end that its ongoing businesses shall not be impaired in any material respect at the Closing; provided that no action by the Company with respect to matters specifically addressed by any other provision of this Section 5.01 shall be deemed a breach of this Section 5.01(a), unless such action would constitute a breach of one or more of such other provisions;
     (b) the Company shall not (A) declare or pay any dividends on or make other distributions in respect of any of its capital stock (except for dividends in Cash), (B) split, combine or reclassify any of its or their capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (C) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock (except for repurchases and redemptions paid in Cash);
     (c) the Company shall not issue, deliver, or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares of its capital stock, or enter into any agreement with respect to any of the foregoing;
     (d) other than to the extent required to comply with its obligations hereunder or required by law, the Company shall not amend its certificate of incorporation, bylaws or other equivalent governing documents;
     (e) the Company shall not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or sell or otherwise acquire or agree to sell or acquire or license any assets or rights;
     (f) other than as may be required by or in conformance with applicable law or regulation in order to permit or facilitate the consummation of the transactions contemplated hereby or the transactions disclosed in the Schedules, the Company shall not sell, encumber, lease, sublease, license, or otherwise dispose of, or agree to sell, encumber, lease, sublease, license, or otherwise dispose of, any of its assets;
     (g) the Company shall not (x) make any loans, advances or capital contributions to, or investments in, any other Person, or (y) create, incur, assume or suffer to exist any indebtedness, issuances of debt securities, guarantees, loans or advances to the Company not in existence as of the date of this Agreement except as authorized in writing by the Buyer;

     (h) the Company shall not (A) increase the amount of compensation or severance pay of, or enter into any new bonus or incentive agreement or arrangement with, or amend or accelerate any existing agreement with, any director, employee or independent contractor, (B) make any material increase in, or commitment to increase materially, any employee benefits, (C) amend, adopt or make any commitment to amend or adopt any Employee Benefit Plan or make any contribution, or (D) enter into or amend any retention, bonus, incentive, employment, severance, consulting, or other similar agreement with any of its existing employees, officers or directors or hire any new employees or independent contractors;
     (i) the Company shall not change its fiscal year, make or change any election with respect to any Taxes (except as required by applicable Law or regulation), change any Tax accounting period, adopt or change any material method of Tax accounting (except as required by changes in GAAP or as required by applicable law or regulation), file any amended Tax return, enter into a closing agreement with any Tax Authority, consent to an extension of the statute of limitations applicable to any non-income Tax claim or assessment or take any other similar action (or omit to take any action), if such election, change, amendment, agreement, action or omission would have the effect of increasing the Tax liability of the Company after the Closing Date.
     (j) the Company shall not (i) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any contract, or (ii) prematurely terminate or waive any right or remedy under, any such contract;
     (k) the Company shall not make or commit to make any capital expenditures;
     (l) the Company shall not cancel, compromise or settle any claim or any debts owed by a third-party to the Company;
     (m) prior to the Closing Date, and consistent with the requirements of Section 280G(b)(5)(A)(ii) of the Code and the regulations, the Company, as required, shall (i) use commercially reasonable efforts to take all actions necessary (including obtaining appropriate waivers) such that a vote of the requisite number of shareholders in accordance with Section
280G(b)(5)(A)(ii) of the Code, if affirmative, will establish the “disqualified individual’s” right to the payment, benefit, or compensation in accordance with Section 280G(b)(5)(A)(ii) and the regulations promulgated thereunder and (ii) provide adequate disclosure of all material facts to all persons required to vote concerning all payments which would be parachute payments in accordance with Section 280G(b)(5)(B)(ii) of the Code and the regulations promulgated thereunder. Following the receipt of such waivers and the completion of such actions, the Company , as required, shall submit for a separate stockholder vote the right of any “disqualified individual”

(as defined in Section 280G(c) of the Code) to receive any and all payments (or other benefits or compensation) that could be deemed “parachute payments” under Section 280G(b) of the Code (the “Section 280G Payments”) in a manner that satisfies that stockholder approval requirements of Section 280G(b)(5) of the Code and the regulations promulgated thereunder.
Section 5.02 Access. From the date hereof until the Closing Date, the Company will give the Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records, contracts and documents of or pertaining to the Company, and to appropriate personnel, including legal counsel and accountants; provided that any such access (a) shall be during normal business hours on reasonable notice, (b) shall not be required where such access would be prohibited or otherwise limited by any applicable Law, (c) shall not otherwise unreasonably interfere with the conduct of the business of the Company, and (d) in the case of personnel, shall be granted only after receipt by the chief executive officer of the Company of prior written request from Buyer requiring access and the chief executive officer consents to such access, such consent not to be unreasonably withheld.
Section 5.03 Subsequent Actions. Prior to the Closing, the Stockholders may supplement or amend the Schedules to this Agreement if the Stockholders become aware of any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Schedules or which is otherwise necessary to correct any information in such Schedules which has been rendered inaccurate thereby. In the event that the Stockholders supplement or amend the Schedules pursuant to this section and the Buyer remains obligated to consummate the transactions contemplated hereby despite such supplements or amendments, then the Buyer will not be deemed to have waived any breaches of representations and warranties of this Agreement disclosed pursuant to such supplements or amendments and accordingly shall be entitled to indemnification for any such matters. Notwithstanding the foregoing, for purposes of determining the accuracy of the representations and warranties of the Stockholders contained in this Agreement for purposes of determining satisfaction of the conditions set forth in Section 7.01(a), except as agreed in writing by the Buyer, the Schedules delivered by the Stockholders shall be deemed to include only that information contained therein on the date of this Agreement and shall be deemed to exclude any information contained in any subsequent supplement or amendment thereto. Notwithstanding the foregoing, should Buyer consummate the transactions contemplated hereby despite any supplement or amendment to the Schedules to this Agreement which discloses the occurrence or existence of a Material Adverse Effect, then Buyer will be deemed to have waived any claim for breaches of representations and warranties of this Agreement disclosed pursuant to such supplements or amendments relating to the matters or events giving rise to such Material Adverse Effect and accordingly shall not be entitled to indemnification for such matters or events.

Section 5.04 Exclusivity. Until the Closing Date, neither the Company nor any Stockholder shall (or permit any other Person on their behalf to) directly or indirectly, solicit or engage in discussion with third parties, initiate, entertain, engage in or respond to offers, inquiries, proposals or discussions, or enter into any agreement involving any transaction that has as its purpose a business combination involving or disposing of the whole or part of the Company or any other transaction that would prevent the transactions contemplated by this Agreement (each a “Proposal”). The Stockholders will notify the Buyer as soon as practicable if any Person makes any proposal, offer, inquiry to or contact with the Company or any Stockholder with respect to any Proposal and shall describe in reasonable detail the identity of any such Person and the substance and material terms of any such contact and the material terms of any such proposal, offer or inquiry. For purposes of this Agreement, “Proposal” shall include any proposed or actual (a) sale, merger, consolidation or similar transaction involving the Company, (b) sale, lease or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise, of any assets or properties of the Company representing more than 10% of the assets, revenues, earnings before interest, tax, depreciation and amortization or profits of the Company, or (c) sale or other disposition by the Company (including by way of merger, consolidation or share exchange) of any interest or securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 10% or more of the votes associated with the Shares.
Section 5.05 Confidentiality.
     (a) From and after the Closing until the fifth anniversary of the Closing, each of the Stockholders shall, and shall direct those of its directors, officers, members, stockholders, partners, employees, attorneys, accountants, consultants, trustees, Affiliates and other advisors (“Seller Parties”) who have Confidential Information to keep strictly confidential and not disclose any Confidential Information (except to or among its Seller Parties) without the prior written consent of the Buyer, unless such disclosure (i) is required by or advisable under applicable Law, governmental rule or regulation or court order, (ii) is required or advisable in any legal, administrative or arbitral process or proceeding, including in connection with any tax audit involving such Person, (iii) is required or advisable to be made in connection with the enforcement or defense of any right, remedy or claim relating to this Agreement, or (iv) is effected by Buyer or any of its Affiliates, representatives, agents or employees. In the event that any Seller Party is required to disclose any of the Confidential Information, such Person will use commercially reasonable efforts to provide the Company and the Buyer with prompt written notice so that the Company or Buyer may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement, and such Person will use commercially reasonable efforts to cooperate with the Company and Buyer, as the case may be, in any effort the Company or the Buyer undertakes to obtain a protective order or other remedy. In the event that such protective order or other remedy is not obtained, or that the Company (after the Closing) or the Buyer waives compliance with the provisions of this section, such Person will furnish only that portion of the Confidential Information that is legally required or advisable and will exercise all commercially reasonable efforts to obtain reasonably reliable assurance that the Confidential Information will be accorded confidential treatment. “Confidential Information” shall mean any non-public information related to the activities, business or affairs of the Buyer, the Company or the transactions contemplated hereby, other than information (i) that is or becomes publicly available (other than as a result of disclosure by such Stockholder or any Seller Party), (ii) that was already in the possession of such Stockholder or its Seller Parties on a non-confidential basis before being disclosed to such Stockholder or its Seller Parties by the Company or any other Seller Party, (iii) becomes available to such Stockholder or its Seller Parties on a non-confidential basis from a source (other than the Company or its representatives or any Seller Party) that is not and was not prohibited from disclosing such information to such Stockholder or its Seller Parties by a legal obligation or other obligation of confidentiality with respect to such information or (iv) was or is developed by such Seller or its Seller Parties without the use of the Confidential Information.
     (b) The Buyer shall be entitled to specific performance through injunctive relief, without the necessity of posting a bond, to prevent breaches of this section and to enforce specifically the provisions of this section in addition to any other remedy to which the Buyer may be entitled, at law or in equity.
ARTICLE 6
ADDITIONAL COVENANTS OF THE PARTIES
Section 6.01 Commercially Reasonable Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, the Buyer and the Stockholders shall use their commercially reasonable efforts to take, or cause to be taken, all actions necessary or desirable to cause the conditions set forth in Article 7 to be satisfied and the transactions contemplated by this Agreement to be consummated, in each case as promptly after the date hereof as practicable. Without limiting the generality of the foregoing, the parties hereto shall use their commercially reasonable efforts to obtain all consents and approvals of all third parties, including Governmental Authorities, required for them to consummate, or as a result of their consummation of, the transactions contemplated hereby. Except as otherwise expressly set forth in this Agreement, neither the Stockholders nor the Company on the one hand, nor the Buyer on the other hand shall have any obligation to pay any material amounts or incur any material liability or obligation to any third party as a condition or inducement for obtaining any consents described on Schedule 7.01(c). Each of the Stockholders, the Company and the Buyer agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement. From time to time, as and when requested by any party hereto and at such party’s expense, any other party hereto shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such other party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.
Section 6.02 Further Cooperation. The Stockholders and the Buyer shall cooperate with each other (a) in determining whether any action by or in respect of, or filing with, Governmental Authorities is required, or any actions, consents, approvals or waivers are required to be obtained under any material contracts, in each case in connection with the consummation of the transactions contemplated by this Agreement, and (b) in taking such actions or making any such filings, in furnishing information required in connection therewith and in seeking timely to obtain any such actions, consents, approvals or waivers.
Section 6.03 Public Announcements. No press release or other public announcement related to this Agreement or the transactions contemplated hereby shall be issued or made by any of the Stockholders without the joint approval of the Buyer and the Stockholders.
Section 6.04 Tax Matters.
     (a) The Stockholders, pro rata on a several basis based on their relative Indemnity Allocation Percentages, shall indemnify the Buyer, the Company and any Affiliate of the foregoing for (i) all Taxes of the Company for any taxable period ending on or before the Closing Date (or the portion of any period beginning before and ending after the Closing Date (a “Straddle Period”) that ends on the Closing Date); (ii) all Taxes of any other Person that the Company is liable for as a result of joint and several liability (including under Treasury Regulation Section 1.1502-6 or any comparable provision of state, local or foreign Tax law) or as a result of successor liability, or a contractual obligation, in each case, that is attributable to any taxable period ending on or before the Closing Date (or the portion of any Straddle Period that ends on the Closing Date), and (iii) all Taxes resulting from a breach of a representation or warranty contained in Section 3.07(h) (which shall be determined without regard to the exception stated therein) or a covenant contained in Section 5.01(m) (which shall be determined without regard to the “commercially reasonable efforts” limitation contained therein), excluding, in each case, any Taxes attributable to any action that occurs during the period between the Closing and the end of the day on the Closing Date and that is outside the ordinary course of business and not expressly contemplated by this Agreement.
     (b) For purposes of determining the Taxes that relate to periods ending on or before the Closing Date (or the portions of any Straddle Period ending on the Closing Date) for purposes of determining the Stockholders requirement to indemnify for Taxes under Section 6.04(a):
     (i) Taxes in the form of interest, penalties, additions to tax or other additional amounts that relate to Taxes for any period ending on the Closing Date (or portion of any Straddle Period ending on the Closing Date) shall be treated as occurring in a period ending on the Closing Date (or the portion of the Straddle Period ending on the Closing Date) whether such items are incurred, accrued, assessed or similarly charged on, before or after the Closing Date;
     (ii) In the case of Taxes (other than transfer Taxes) that are payable with respect to any Straddle Period, the portion of any such Tax that is attributable to the portion of the Straddle Period ending on the Closing Date shall be (A) in the case of income Taxes or any other Taxes resulting from, or imposed on, sales, receipts, uses, transfers or assignments of property or other assets, payments or accruals to other persons (including, without limitation, wages), or any other similar transaction or transactions, the amount that would be payable for the portion of the Straddle Period ending on the Closing Date if the Company filed a separate Tax Return with respect to such Tax or Taxes solely for the portion of the Straddle Period ending on the Closing Date; and (B) in the case of all other Taxes, an amount equal to the amount of Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. For purposes of clause (A), any item determined on an annual or periodic basis (including amortization and depreciation deductions and the affects of graduated rates) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the relative number of days in such portion of the Straddle Period as compared to the number of days in the entire Straddle Period.
     (iii) The Stockholders shall cause the Company to prepare and timely file all Tax Returns of the Company due on or prior to the Closing Date, in accordance with existing procedures and practices with respect to the treatment of specific items on the returns.
     (c) All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement, if any, shall be borne and paid by the Buyer when due, and the Buyer will, at its own expense, file all necessary Tax returns and other documentation with respect to all such Taxes and fees, and, if required by applicable law or regulation, the Buyer will execute and deliver, and will cause its Affiliates to join in the execution and delivery of, any such Tax Returns and other documentation.

     (d) The Buyer shall prepare or cause to be prepared, in accordance with past practice (unless such treatment does not have sufficient legal support to avoid the imposition of penalties, fines, or similar amounts), and file or cause to be filed all Tax Returns for the Company for all periods ending prior to or including the Closing Date which are filed after the Closing Date. At least 30 days prior to the date on which each such Tax Return is filed, the Buyer shall submit such Tax Return to the Stockholders for their review and shall consider in good faith any changes reasonably requested by the Stockholders, provided that the Buyer shall not be required to make any changes to the extent such changes result in treatment which does not have sufficient legal support to avoid the imposition of penalties or fines or is not consistent with past practice. In the event the Stockholders are liable under Section 6.04(a) hereof for Taxes due in connection with any Tax Return filed after the Closing Date, the Stockholders shall pay the amount of such liability (not from the Escrow Amount) to the Company immediately upon request or at least three business days prior to the filing of such returns, whichever is later.
     (e) To the extent permitted under applicable Law, the relevant party shall elect to close the period for the applicable period that includes the Closing Date as of the Closing Date such that the Company files a Tax Return for a period that ends on the Closing Date.
     (f) The Buyer, the Company and the Stockholders shall provide each other with such assistances as may reasonably be requested by the others in connection with the preparation of any return or report of Taxes, any audit or other examination by any Governmental Authority, or any judicial or administrative proceedings relating to liabilities for Taxes. Such assistance shall include making employees available on a mutually convenient basis to provide additional information or explanation of material provided hereunder and shall include providing copies of relevant tax returns and supporting material. The party requesting assistance hereunder shall reimburse the assisting party for reasonable out-of-pocket expenses incurred in providing assistance. The Buyer, the Company and the Stockholders will retain for the full period of any statute of limitations and provide the others with any records or information which may be relevant to such preparation, audit, examination, proceeding or determination.
     (g) If any Governmental Authority issues to the Company (i) a written notice of its intent to audit, examine or conduct another proceeding with respect to Taxes or Tax Returns of the Company for periods ending prior to the Closing Date or (ii) a written notice of deficiency, a written notice of reassessment, a written proposed adjustment, a written assertion of claim or written demand concerning Taxes or Tax Returns for periods beginning on or prior to the Closing Date, the Buyer or the Company shall notify the Stockholders of its receipt of such communication from the Governmental Authority within thirty (30) business days after receiving such notice of deficiency, reassessment, adjustment or assertion of claim or demand. No failure or delay of the Buyer or the Company in the performance of the foregoing shall reduce or otherwise affect the obligations or liabilities of the Stockholders pursuant to this Agreement, except to the extent that such failure or delay shall preclude the Company from defending against any liability or claim for Taxes that the Stockholders are obligated to pay hereunder or otherwise materially prejudice the Stockholders. A majority of the Stockholders shall control any examination, investigation, audit or other proceeding in respect of any Tax Return or Taxes of the Company (a “Tax Contest”) to the extent that it relates to a Tax Return for a period ending on or prior to the Closing Date, provided that (i) Buyer or the Company shall have the right to participate in any such Tax Contest and (ii) the Stockholders shall not settle or otherwise resolve any Tax Contest (or any issue raised in such Tax Contest) unless (A) the Buyer or the Company has consented to such settlement or resolution, (B) the Stockholders shall have paid to the Buyer or the Company, prior to entering into the settlement or other resolution, all Taxes (and other amounts) that the Stockholders are liable for under this Agreement as a result of such settlement or other resolution and (C) the settlement or other resolution could not result in the Buyer, the Company or any of their Affiliates paying any Taxes (or other amounts) that the Stockholders are not required to fully indemnify the Buyer or the Company for under the Agreement. The Buyer shall control all other Tax Contests, but in the case of any Tax Contest that could result in an indemnification obligation by the Stockholders, the Buyer shall act in good faith with respect thereto, and the Stockholders shall have the right to participate in any such Tax Contest at their own expense.
     (h) If there is any adjustment to any return or report of Taxes for the Company which creates a deficiency in any Taxes for which the Stockholders are liable under the provisions of Section 6.04(a) hereof, the Stockholders shall pay to Buyer the amount of such deficiency in Taxes. No liability of the Stockholders under this Section 6.04(h) shall be payable until the occurrence of any action by any Tax authority that is final, or, if not final, is acquiesced in by Stockholders during the course of any audit or proceeding relating to Taxes. All payments required to be made by the Stockholders pursuant to this Section 6.04(h) shall be made within ten (10) business days of the occurrence of the event described in the immediately preceding sentence.
     (i) The provisions of this Section 6.04 shall not be governed by the limitations contained in Sections 9.01 and 9.02 and to the extent of any inconsistency between this Section 6.04 and Sections 9.01 and 9.02, the provisions of this Section 6.04 shall control.
Section 6.05 Disclosures Generally. The Schedules have been arranged, for purposes of convenience only, as separately titled Schedules corresponding to the Sections of Article 3. Any information set forth in any Schedule or incorporated in any Section of this Agreement shall be considered to have been set forth in each other Schedule solely to the extent the relevance of such information to such Schedule is apparent on the face of such Schedule and shall be deemed to modify the representations and warranties in Article 3 whether or not such representations and warranties refer to such Schedule to the extent its relevance to such representations or warranties is apparent on its face. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules is not intended to imply that such amounts, or higher or lower amounts, or the items so included or other items, are or are not required to be disclosed or are within or outside of the ordinary course of business, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy with any party as to whether any obligation, item or matter not described herein or included in a Schedule is or is not required to be disclosed (including, without limitation, whether such amounts are required to be disclosed as material) or in the ordinary course of business for the purposes of this Agreement. The information contained in the Schedules is disclosed solely for the purposes of this Agreement, and no information contained therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including of any violation of law or breach of any agreement.
ARTICLE 7
CONDITIONS TO CLOSING
Section 7.01 Conditions to the Buyer’s Obligations. The obligations of the Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or the Buyer’s written waiver at its option) of the following conditions as of the Closing Date:
     (a) the representations and warranties of the Stockholders contained in Article 3 will be true and correct at and as of the time of the Closing (without taking into account any supplements or amendments delivered in accordance with Section 5.03) as if made on the Closing Date and the Closing Date were substituted for the date of this Agreement throughout such representations and warranties, except (i) to the extent that the failure of such representations and warranties to be true and correct does not constitute, individually or in the aggregate, a Material Adverse Effect, (ii) for changes contemplated by this Agreement, and (iii) for those representations and warranties that address matters as of any other particular date (in which case such representations and warranties shall have been true and correct as of such particular date, subject to clause (i) of this Section 7.01(a)), it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded;
     (b) the Company and the Stockholders shall have performed in all material respects all of the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing;

     (c) all consents which are set forth on Schedule 7.01(c) attached hereto shall Have been obtained;
     (d) all material governmental filings, consents, authorizations and approvals that are required for the consummation of the transactions contemplated hereby and set forth on Schedule 9.01(d) attached hereto shall have been made and obtained;
     (e) no Law, judgment, decree, or order shall be in effect that would, and no action or proceeding before any court or government body shall be pending wherein an unfavorable judgment, decree or order would, prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded;
     (f) the Stockholders shall have delivered to the Buyer a certificate, dated the Closing Date, stating that the preconditions specified in Section 7.01(a) and Section 7.01(b), as they relate to the Company, have been satisfied;
     (g) the rights of each of the individuals listed on Schedule 3.03 hereto as having outstanding rights related to acquiring the Company’s securities shall have been extinguished by the Company to the satisfaction of Buyer and each of those individuals shall have executed and delivered a confirmation of cancellation of such rights in the form of the attached Exhibit B;
     (g) the Parties to the Escrow Agreement shall have executed and delivered the Escrow Agreement;
     (h) Nicholas J. Matzorkis shall have executed and delivered to the Buyer the Noncompetition Agreement in the form of the attached Exhibit C;
     (i) Nicholas J. Matzorkis or an Affiliate shall have entered into an agreement to be negotiated by him and Buyer to maintain, subject to Buyer’s supervision and direction, the Sites in substantially the same fashion as the Company has maintained such Sites prior to the Closing for a term of at least one year after Closing for the total annual compensation of $200,000;
     (j) Robert Zakari shall have executed and delivered to the Buyer the Noncompetition Agreement in the form of the attached Exhibit D; and
     (i) the Stockholders shall have executed and delivered to the Buyer the mutual release of claims in the form of the attached Exhibit E.
Section 7.02 Conditions to the Stockholders Obligations. The obligations of the Stockholders to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or the written waiver by a majority of the Stockholders) of the following conditions as of the Closing Date:
     (a) The representations and warranties of the Buyer contained in Article 4 hereof shall have been true and correct in all material respects as of the date of this Agreement and as of the Closing Date, except (i) for changes contemplated by this Agreement, and (ii) for those representations and warranties that address matters only as of the date of this Agreement or any other particular date (in which case such representations and warranties shall have been true and correct in all material respects as of such particular date), it being understood that, for purposes of determining the accuracy of such representations and warranties, all qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded;
     (b) the Buyer shall have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing,
     (c) all consents which are set forth on Schedule 7.01(c) attached hereto shall have been obtained;
     (d) all material governmental filings, consents, authorizations and approvals that are required for the consummation of the transactions contemplated hereby and set forth on Schedule 7.01(d) attached hereto shall have been made and obtained;
     (e) no Law, judgment, decree, or order shall be in effect that would, and no action or proceeding before any court or government body shall be pending wherein an unfavorable judgment, decree or order would, prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded;
     (f) the Buyer shall have delivered to the Stockholders a certificate of the Buyer dated the Closing Date, stating that the preconditions specified in Section 7.02(a) and Section 7.02(b) as they relate to the Buyer have been satisfied;
     (g) the Buyer shall have paid the Company prior to Closing the payment due for advertising services provided by the Company to the Buyer from October 15, 2008 through and including October 25, 2008; and
     (h) the Buyer shall have executed and delivered to the Stockholders the mutual release of claims in the form of the attached Exhibit C.

ARTICLE 8
TERMINATION
Section 8.01 Termination. This Agreement may be terminated at any time prior to the Closing:
     (a) by the mutual written consent of the Buyer and a majority of the Stockholders;
     (b) by the Buyer, if there has been a material breach by any Stockholder of any representation or warranty (after taking into account the modification of such representations and warranties by any supplements or amendments to the Schedules in accordance with Section 5.03), covenant or other agreement contained herein which has prevented the satisfaction of any condition to the obligations of the Buyer at the Closing and such breach has not been waived by the Buyer or cured by such Stockholder within ten (10) business days after such Stockholder’s receipt of written notice thereof from the Buyer;
     (c) by a majority of the Stockholders, if there has been a material breach by the Buyer of any representation, warranty, covenant or other agreement contained herein which has prevented the satisfaction of any condition to the obligations of the Stockholders at the Closing and such breach has not been waived by a majority of the Stockholders or cured by the Buyer within ten (10) business days after the Buyer’s receipt of written notice thereof from the Stockholders; or
     (d) by the Buyer or a majority of the Stockholders, if the transactions contemplated hereby have not been consummated on or before March 31, 2009.
The party desiring to terminate this Agreement pursuant to clauses (b), (c) or (d) of this section shall give written notice of such termination to the other parties hereto and shall only be entitled to so terminate if such terminating party is at the time of termination (after taking into account the modification of such representations and warranties by any supplements or amendments to the Schedules in accordance with Section 5.03) not in material default of any representation, warranty, covenant or other agreement contained herein.
Section 8.02 Effect of Termination. In the event this Agreement is terminated by either the Buyer or the Stockholders as provided in this section, the provisions of this Agreement shall immediately become void and of no further force and effect (other than Section 5.05 (Confidentiality), Section 6.03 (Public Announcements), this section and Article 10, each of which shall survive the termination of this Agreement), and there shall be no liability on the part of the Buyer, the Company or the Stockholders, except for willful breaches of this

Agreement prior to the time of such termination.
ARTICLE 9
ADDITIONAL COVENANTS
Section 9.01 Survival Period. The representations, warranties, covenants and agreements set forth in this Agreement and in any certificates delivered at the Closing in connection with this Agreement shall survive for a period beginning on the Closing Date and ending on the date that is 12 months following the Closing Date (the “Survival Period”) and shall thereafter be of no further force or effect (subject to Section 9.02(c) below); provided that with respect to any covenant or agreement contained herein that expressly contemplates performance after the end of the Survival Period, the Survival Period for such covenant or agreement shall continue through the period of such contemplated performance, and further provided that the representations and warranties contained in Section 3.07 shall survive until sixty (60) days after the expiration of the applicable statute of limitations (including extensions).
Section 9.02 Indemnification.
     (a) Subject to the provisions of this Section 9.02 and Section 9.03 below, after the Closing, the Stockholders, pro rata on a several basis based on their relative Indemnity Allocation Percentages shall indemnify the Buyer and its Affiliates (including after the Closing, the Company) and their respective officers, directors, employees, agents and representatives (the “Buyer Indemnified Parties”) and hold it harmless against any and all actual loss, liability, damage or expense (including reasonable legal fees and expenses incurred in connection with the defense, and/or settlement of any claim) (collectively, “Losses” and individually, a “Loss”) which any Buyer Indemnified Party suffers as a result of any breach of the representations, warranties, covenants and agreements of the Stockholders set forth herein and as restated in any certificates delivered by or on behalf of the Stockholders at the Closing.
     (b) Subject to the provisions of this Section 9.02 and Section 9.03 below, after the Closing the Buyer shall indemnify the Stockholders and hold them harmless against any Loss which such Stockholder suffers as a result of (i) any breach by the Buyer of its covenants, agreements, representations and warranties set forth herein and as restated in any certificates delivered by the Buyer at the Closing or (ii) the operations of the Company following the Closing.
     (c) No Person shall be liable for any claim for indemnification under subsections (a) or (b) above unless written notice (an “Indemnification Claim”) specifying in reasonable detail the nature of the claim for indemnification is delivered by the Person seeking indemnification to the Person from whom indemnification is sought prior to the expiration of the Survival Period, in which case the representation, warranty, covenant or agreement which is the subject of such claim and all indemnity obligations under this Article 9 related thereto shall survive, to the extent of such claim only, until such claim is resolved, whether or not the amount of the Losses resulting from such breach has been finally determined at the time the notice is given. Notwithstanding anything to the contrary set forth in this Article 9, if an Indemnitee or Indemnitor, as the case may be, in accordance with this Article 9, (i) prevails in any suit, action or proceeding relating to or arising out of any Third Party Claim, or (ii) settles any Third Party Claim (including a settlement without admission of fault), any such outcome shall not, of itself, create a presumption that the Indemnitee in connection therewith did not pay, incur or suffer a Loss as a result of or in connection with such suit, action or proceeding or such Third Party Claim, as the case may be, that would be indemnifiable pursuant to this Article 9.
     (d) Promptly after the assertion by any third party of any claim (a “Third Party Claim”) against any Person entitled to indemnification under this Section 9.02 (the “Indemnitee”) that results or may result in the incurrence by such Indemnitee of any Loss for which such Indemnitee would be entitled to indemnification pursuant to this Agreement, such Indemnitee shall promptly provide notice of such Third Party Claim to the parties from whom such indemnification could be sought (the “Indemnitors”); provided that the failure to so notify an Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except and only to the extent the Indemnifying Party is actually prejudiced thereby. A majority of Stockholders shall act on behalf of all Indemnitors in the case of all Third Party Claims with respect to which the Buyer is seeking indemnification under subsection (a) above and may, at their option, assume the defense of the Indemnitee against such Third Party Claim (including the employment of counsel and the payment of reasonable expenses), so long as (i) the Indemnitor shall acknowledge in writing that, if any such Third Party Claim results in a Loss for which an Indemnitee is entitled to receive indemnification hereunder, the Indemnitor shall be responsible for the aggregate amount of such Loss (subject to the limitations set forth in this Agreement) or (ii) the claim or demand does not seek to impose on the Indemnitee any injunctive relief or other equitable relief (except where injunctive relief is merely incidental to a primary claim or claims for monetary damages). Any Indemnitee shall have the right to employ separate counsel in any such Third Party Claim and to participate in the defense thereof, but the fees and expenses of such counsel shall not be an expense of the Indemnitor unless (i) the Indemnitor shall have failed, within a reasonable time after having been notified by the Indemnitee of the existence of such Third Party Claim as provided in the preceding sentence, to assume the defense of such Third Party Claim or (ii) the employment of such counsel has been specifically authorized by the Indemnitor. In no event will an Indemnitee consent to the entry of any judgment or enter into any settlement with respect to any Third Party Claim without the prior written consent of the Indemnitor, and in no event will an Indemnitor consent to the entry of any judgment or enter into any settlement with respect to any Third Party Claim without the prior written consent of the Indemnitee unless such settlement involves only the payment of money damages, without admission of fault, and expressly and unconditionally releases the Indemnitee from all liabilities and obligations with respect to such claim.
     (e) The amount of any Loss subject to indemnification hereunder or of any claim therefor shall be calculated net of (i) any Tax Benefit (as defined below) inuring to the Buyer, the Company or any of their Affiliates on account of such Loss and (ii) any insurance or other third party proceeds (net of direct collection expenses) received by the Buyer or the Company on account of such Loss. If the Buyer, the Company or any of their Affiliates receives a Tax Benefit after an indemnification payment is made, the Buyer shall promptly pay to the Stockholders in accordance with their respective Allocation Percentages the amount of such Tax Benefit at such time or times as and to the extent that such Tax Benefit is realized. For purposes hereof, “Tax Benefit” shall mean the amount that a Person actually realizes through a refund of Tax or reduction in the actual amount of Taxes which such Person would otherwise have had to pay if the relevant Tax attribute had not been incurred, calculated by computing the amount of Taxes before and after inclusion of such Tax attribute and treating such Tax attribute as the last items claimed for any taxable year. The Buyer and the Company shall seek full recovery under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder, and the Buyer and the Company shall not terminate or cancel any insurance policies in effect for periods prior to the Closing. In the event that an insurance recovery is made by the Buyer, the Company or any of their Affiliates with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery (net of all direct collection expenses) shall be made promptly to the Stockholders in accordance with their respective Allocation Percentages. The Indemnitors shall be subrogated to all rights of the Indemnitees in respect of any Losses indemnified by the Indemnitors.
     (f) Each Person entitled to indemnification hereunder shall take all reasonable steps to mitigate all losses, costs, expenses and damages after becoming aware of any event which could reasonably be expected to give rise to any losses, costs, expenses and damages that are indemnifiable or recoverable hereunder or in connection herewith.
     (g) All indemnification payments made hereunder shall be treated by all parties as adjustments to the Actual Purchase Price.
     (h) Notwithstanding anything to the contrary contained in this Section 9.02, there shall be no recovery for any Loss or alleged Loss by the Buyer under this Section 9.02 to the extent that the amount of any liability or reserve for such item has been included in the Indebtedness Payoff Amount as determined pursuant to Section 2.04 hereof.

     (i) For purposes of this Section 9.02, breaches of representations and warranties of the Company of the Stockholders (other than the representation and warranty contained in Section 3.12) will be determined without giving effect to any “material”, “in all material respects”, “Material Adverse Effect” or similar qualifications.
Section 9.03 Limitation of Recourse. The indemnification provided by Section 9.02(a) shall be the sole and exclusive remedy for any Losses or other loss, liability, damage or expense of the Buyer or the Company with respect to any misrepresentation or inaccuracy in, or breach of, any representations or warranties or any breach or failure in performance of any covenants or agreements made by the Stockholders in this Agreement or in any exhibit or schedules hereto or any certificate delivered hereunder, other than for claims of fraud against such Person committing such fraud. Notwithstanding any other provision of this Article 9 to the contrary, the Stockholders shall not be liable to Buyer under this Article 9 until the aggregate amount of Losses exceeds $5,000, after which the Stockholders shall be liable for all Losses.
Section 9.04 Manner of Payment. Any indemnification of the Buyer Indemnified Parties pursuant to Section 9.02 shall be paid on a several and not joint basis and shall be effected as follows: (i) first, so long as funds remain in the Escrow Account, payment shall be made from the Escrow Account on behalf of the Stockholders in accordance with the Escrow Agreement and, (ii) thereafter, by wire transfer of immediately available funds from the applicable individual Stockholder to an account designated by the Buyer within fifteen (15) days after the determination thereof. Any indemnification of the Stockholders pursuant to Section 9.02 shall be effected by wire transfer of immediately available funds to an account designated by a majority of the Stockholders within fifteen (15) days after the determination thereof according to the Stockholder’s Allocation Percentage.
ARTICLE 10
MISCELLANEOUS
Section 10.01 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given, if to the Company (after the Closing) or to the Buyer, then to:
Intelius Inc.
500 108th Ave. NE, Ste. 2500
Bellevue, WA 98004
Attn: General Counsel

Facsimile: 425-974-6199
or, if to the Company (before the Closing), or the Stockholders, then to:
Zaba, Inc.
22647 Ventura Blvd., Ste. 323
Woodland Hills, CA 91364
Attn: Robert Zakari
Facsimile: 818-332-7947
with a copy to (which shall not constitute notice):
Nicholas J. Matzorkis
22647 Ventura Blvd., Ste. 323
Woodland Hills, CA 91364
and
Lloyd I. Miller
4550 Gordon Drive
Naples, FL 34102
and
Robert Zakari
22647 Ventura Blvd., Ste. 323
Woodland Hills, CA 91364
and
Alan Howe
10755 Scripps Poway Parkway, No. 302
San Diego, CA 92131
All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received on a business day in the place of receipt prior to 5:00 p.m. in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.
Section 10.02 Amendments and Waivers.
     (a) Except as otherwise provided herein, any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by the Buyer and the Stockholders, or in the case of a waiver, by the party against whom the waiver is to be effective.
     (b) No failure of delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
Section 10.03 Construction; Severability. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions hereof. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law or regulation, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law or regulation, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.
Section 10.04 Expenses. Except as otherwise provided herein, each party shall pay all of its own fees, costs and expenses (including, without limitation, fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses) incurred in connection with the negotiation of this Agreement and the other agreements contemplated hereby, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby.
Section 10.05 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.
Section 10.06 Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto shall be governed by and construed in accordance with the laws of the state of Washington, without giving effect to any choice of law or conflict of law rules or provisions (whether of the state of Washington or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the state of Washington.
Section 10.07 Jurisdiction. Except as otherwise expressly provided in this Agreement, any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought: (i) in the United States District Court for the Western District of Washington or any Washington State court sitting in King County, Washington, if initiated by any Stockholder, and (ii) in the United States District Court for the Central District of California (Western Division), if initiated by Buyer, and each of the parties hereby consents to the jurisdiction of such respective courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.
Section 10.08 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 10.09 Prevailing Party. If any litigation or other court action, arbitration or similar adjudicatory proceeding is commenced by any party hereto to enforce its rights under this Agreement against any other party, all fees, costs and expenses, including, without limitation, reasonable attorneys fees and court costs, incurred by the prevailing party in such litigation, action, arbitration or proceeding shall be reimbursed by the losing party; provided, that if a party to such litigation, action, arbitration or proceeding prevails in part, and loses in part, the court, arbitrator or other adjudicator presiding over such litigation, action, arbitration or proceeding shall award a reimbursement of the fees, costs and expenses incurred by such party on an equitable basis.
Section 10.10 Specific Performance. Notwithstanding anything in this Agreement to the contrary, the parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the transactions contemplated hereby, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder, without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.
Section 10.11 Counterparts; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts (including by facsimile or .pdf signature pages), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Except as otherwise specifically set forth herein, no provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.
Section 10.12 Entire Agreement. This Agreement and the documents referred to herein contain the complete agreement between the parties hereto and supersede any other prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.
* * *

          IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase Agreement to be duly executed either individually or by their respective authorized officers as of the day and year first above written.

BUYER	STOCKHOLDERS

INTELIUS INC.

/s/ Edward O. Petersen	/s/ Nicholas J. Matzorkis

Edward O. Petersen	Nicholas J. Matzorkis
Senior Vice President

/s/ Robert Zakari

Robert Zakari

/s/ Lloyd I. Miller

Lloyd I. Miller

/s/ Alan Howe

Alan Howe